151 N Franklin St. Chicago IL 60606
Scott R. Lindquist
Executive Vice President and
Chief Financial Officer
scott.lindquist@cna.com
312-822-6256

August 29, 2024

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-6010

Attn: William Schroeder
John Spitz
Division of Corporation Finance
Office of Finance

Re: CNA Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed February 6, 2024
File No. 001-05823

Dear Mr. Schroeder and Mr. Spitz,
Thank you for your letter of comment dated August 15, 2024 (the “Comment Letter”) with regard to the above referenced filing of which we acknowledge receipt.
Our response to the Comment Letter is set forth below. For your convenience, the staff’s comment has been repeated herein and is followed by our response. CNA Financial Corporation (“CNAF”) and its subsidiaries are referred to as “the Company,” “we,” and “our.”
Form 10-K for Fiscal Year Ended December 31, 2023
Segment Results, page 33
We note your disclosure of “underlying loss ratio” and “underlying combined ratio” on page 33, which are presented as “loss ratio excluding catastrophes and development” and “combined ratio excluding catastrophes and development,” respectively, in the tables on pages 36, 38, and 40. Please tell us how you determined that these ratios do not constitute non-GAAP financial measures considering these measures exclude the impact of catastrophe losses and development-related items. Refer to Rule 101(a) of Regulation G and Question 100.05 of the Division of Corporation Finance's C&DI on Non-GAAP Financial Measures. Please revise future filings as applicable, also ensuring consistent use of terminology.
CNAF Response:
The Company has not historically viewed the underlying loss ratio and the underlying combined ratio (collectively, the “underlying ratios”) as non-GAAP measures, because the ratios from which they are derived (the loss ratio and the combined ratio, respectively) are not presented in the statement of income, balance sheet, or statement of cash flows. Rule 101(a) of Regulation G, and Item 10(e) of Regulation S-K define a non-GAAP measure as:
“A numerical measure of a registrant's historical or future financial performance, financial position or cash flows that: (i) Excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or (ii) Includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.” (Emphasis added).

The Company’s disclosures are transparent about the fact that the underlying ratios exclude the effects of catastrophes and development-related items, and those excluded impacts are separately quantified in the tables presented on pages 36, 38, and 40 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, alongside the loss ratio and the combined ratio. These tables allow a user of the financial statements to reconcile to the loss ratio and the combined ratio, thus ensuring clarity of the disclosure.
Notwithstanding the above, in response to the Staff’s comment, reconsideration of the nature of the underlying loss ratio and underlying combined ratio, and in order to further the reader’s understanding of the underlying ratios, the Company will treat these ratios as non-GAAP in future filings and therefore intends to make certain additional disclosures in its Quarterly Report on Form 10-Q for the fiscal quarter ending September 30, 2024 (underlined below):
“In evaluating the results of our Specialty, Commercial and International segments, we utilize the loss ratio, the underlying loss ratio, the expense ratio, the dividend ratio, the combined ratio and the underlying combined ratio. These ratios are calculated using GAAP financial results. The loss ratio is the percentage of net incurred claim and claim adjustment expenses to net earned premiums. The underlying loss ratio excludes the impact of catastrophe losses and development-related items from the loss ratio. Development-related items represents net prior year loss reserve and premium development, and includes the effects of interest accretion and change in allowance for uncollectible reinsurance and deductible amounts. The expense ratio is the percentage of insurance underwriting and acquisition expenses, including the amortization of deferred acquisition costs, to net earned premiums. The dividend ratio is the ratio of policyholders' dividends incurred to net earned premiums. The combined ratio is the sum of the loss, expense and dividend ratios. The underlying combined ratio is the sum of the underlying loss ratio, the expense ratio and the dividend ratio.
The underlying loss ratio and the underlying combined ratio are deemed to be non-GAAP financial measures, and management believes some investors may find these ratios useful to evaluate our underwriting performance since they remove the impact of catastrophe losses which are unpredictable as to timing and amount, and development-related items as they are not indicative of our current year underwriting performance.”
Additionally, the Company will ensure that the comparable GAAP measures are more prominent in its presentation of these non-GAAP financial measures, including the reconciliation from GAAP to non-GAAP. Finally, the Company advises the Staff that, beginning with its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024, it replaced any instances of “loss ratio excluding catastrophes and development” and “combined ratio excluding catastrophes and development” with “underlying loss ratio” and “underlying combined ratio,” respectively. As such, the captioning used within the Segment Results tabular disclosures conforms to the language used in the above narrative disclosures.
We acknowledge that the Company and its management are responsible for the adequacy and accuracy of the disclosure in the filing.
If you have any questions or further comments, please call the undersigned at (312) 822-6256.

Very truly yours,
/s/ Scott R. Lindquist
Scott R. Lindquist
Executive Vice President and Chief Financial Officer

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